Exhibit 99.1

NewsRelease

TC Energy to present at J.P. Morgan Energy Conference

CALGARY, Alberta - June 13, 2019 - News Release - Don Marchand, Executive Vice-President and Chief Financial Officer of TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) will be presenting at the J.P. Morgan Energy Conference in New York, NY on June 18, 2019.

A copy of the presentation slides will be available at TCEnergy.com/investors/events prior to the presentation on the day of the event.

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

Media Enquiries:
Warren Beddow
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522